Secured Digital Applications, Inc.
            11, Jalan 51A/223, 46100 Petaling Jaya, Selangor Malaysia
                    Phone: (603) 79554582 Fax (603) 79578310
                            URL: www.digitalapps.net



April 17, 2006

Mr. Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Re:      Secured Digital Applications, Inc.
         Item 4.01 Form 8-K
         Filed April 13, 200
         File No. 000-25658

Dear Mr. Littlepage:

     We acknowledge receipt of your comment letter of April 14, 2006 concerning the above-referenced filing. We have reviewed the 8-K and will revise the same by the filing of an amendment supplementing the language in the second sentence of the second paragraph to address your comments. We will obtain an updated
Exhibit 16 letter from the former accountant. We further note your advice concerning the disclosure requirements of Regulation S-B Item 304(a)(2) upon the engagement of a new accountant.

     We acknowledge that:

     o The company is responsible for the adequacy and accuracy of the disclosure in this filing;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing:
     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                               Yours sincerely

                                               /s/ Patrick S.H. Lim
                                               --------------------
                                               Patrick S.H. Lim
                                               Chairman & CEO